United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549
                          Confidential Page 1 04/08/03
                                 Schedule 13D/A
                                (Amendment No.2)

                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    748349107
                                 (CUSIP Number)


                                 Douglas L. Lamb
                           Quest Resource Corporation
                           P.O. Box 100, 701 East Main
                             Benedict, Kansas 66714
                                  620-698-2250
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2002
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
                   240.13d-1(g), check the following box / /.

                                    1 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Douglas L. Lamb

2.    Check the appropriate Box if a Member of a Group                (a) / /
                                                                      (b) / /
3.    SEC Use Only

4.    Source of Funds                                            SC

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                         /  /

6.    Citizenship or Place of Organization                            USA

NUMBER                        7.    Sole Voting Power
OF SHARES                           307,097
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               913,027
BY EACH                       9.    Sole Dispositive Power
REPORTING                           307,097
PERSON                        10.   Shared Dispositive Power
WITH                                913,027

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            1,190,124

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                  / X /

13.   Percent of Class Represented by Amount in Row (11)
                                                                      9.1%

14.   Type of Reporting Person
                                                                      IN

                                    2 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

15.   Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Marsha K. Lamb

      Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
      SEC Use Only

      Source of Funds                                            SC

      Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                     /  /

      Citizenship or Place of Organization                           USA

NUMBER                        16.   Sole Voting Power
OF SHARES                           1,019,500
BENEFICIALLY                  17.   Shared Voting Power
OWNED                               913,027
BY EACH                       18.   Sole Dispositive Power
REPORTING                           1,019,500
PERSON                        19.   Shared Dispositive Power
WITH                                913,027

      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 1,902,427

20.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 / X /

21.   Percent of Class Represented by Amount in Row (11)
                                                                     14.9%

22.   Type of Reporting Person
                                                                     IN

                                    3 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

23.   Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Crown Properties, LC

24.   Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
      SEC Use Only

      Source of Funds                                            SC

      Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                     /  /

      Citizenship or Place of Organization                       KANSAS

NUMBER                        25.   Sole Voting Power
OF SHARES                           1,005,000
BENEFICIALLY                  26.   Shared Voting Power
OWNED                               0
BY EACH                       27.   Sole Dispositive Power
REPORTING                           1,005,000
PERSON                        28.   Shared Dispositive Power
WITH                                0

      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                   1,005,000

      Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 / X /

      Percent of Class Represented by Amount in Row (11)
                                                                     7.9%

      Type of Reporting Person
                                                                     OO

                                    4 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Jerry D. Cash

2.    Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF and OO

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                        /  /

6.    Citizenship or Place of Organization                        USA

NUMBER                        7.    Sole Voting Power
OF SHARES                           2,145,146
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               0
BY EACH                       9.    Sole Dispositive Power
REPORTING                           2,145,146
PERSON                        10.   Shared Dispositive Power
WITH                                0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,145,146

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                     16.8%

14.   Type of Reporting Person
                                                                     IN


                                    5 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

15.   Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STP Cherokee, Inc.

      Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
      SEC Use Only

      Source of Funds                                             Not Applicable

      Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                     /  /

      Citizenship or Place of Organization                        OKLAHOMA

NUMBER                        16.   Sole Voting Power
OF SHARES                           0
BENEFICIALLY                  17.   Shared Voting Power
OWNED                               0
BY EACH                       18.   Sole Dispositive Power
REPORTING                           0
PERSON                        19.   Shared Dispositive Power
WITH                                0

      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     0

      Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 /X/

      Percent of Class Represented by Amount in Row (11)
                                                                     0%

      Type of Reporting Person
                                                                     CO

                                    6 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

20.   Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      James B. Kite, Jr.

      Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
      SEC Use Only

      Source of Funds                                                OO

      Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                     /  /

      Citizenship or Place of Organization                           USA

NUMBER                        21.   Sole Voting Power
OF SHARES                           2,690,393
BENEFICIALLY                  22.   Shared Voting Power
OWNED                               0
BY EACH                       23.   Sole Dispositive Power
REPORTING                           2,690,393
PERSON                        24.   Shared Dispositive Power
WITH                                0

      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   2,690,393

      Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 /X/

      Percent of Class Represented by Amount in Row (11)
                                                                     21.0%

      Type of Reporting Person
                                                                     IN

                                    7 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

25.   Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Boothbay Royalty Company

      Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
      SEC Use Only

      Source of Funds                                                OO

      Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                     /  /

      Citizenship or Place of Organization                         OKLAHOMA

NUMBER                        26.   Sole Voting Power
OF SHARES                           2,690,393
BENEFICIALLY                  27.   Shared Voting Power
OWNED                               0
BY EACH                       28.   Sole Dispositive Power
REPORTING                           2,690,393
PERSON                        29.   Shared Dispositive Power
WITH                                0

      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   2,690,393

      Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 /X/

      Percent of Class Represented by Amount in Row (11)
                                                                     21.0%

      Type of Reporting Person
                                                                      CO

                                    8 of 12

      This Amendment No. 2 to Schedule 13D supplements the information contained in the Schedule 13D filed with the Securities and Exchange Commission ("S.E.C.") November 18, 2002 (the "Schedule 13D") by Mr. Douglas
L. Lamb, Marsha K. Lamb, Crown Properties, LC, Jerry D. Cash, STP Cherokee, Inc., James B. Kite and Boothbay Royalty Company, as amended by that certain Amendment No. 1 to Schedule 13D filed with the S.E.C. on January 23, 2003.

ITEM 1.     SECURITY AND ISSUER.
            -------------------

      No change.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

      No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

      The information in the Schedule 13D is supplemented with the following information:

      As previously reported, effective as of November 7, 2002, but after the closing of the transactions contemplated by the Reorganization Agreement (as defined in the Schedule 13D), Mr. Cash transferred (1) 1,677,190 shares of common stock, representing approximately 13.1% of the outstanding common stock of the Corporation after giving effect to the Stock Exchange (as defined in the Schedule 13D), to Boothbay Royalty Company ("Boothbay") at a price per share equal to the same effective price per share used in the Stock Exchange and (2) 519,246 shares of common stock, representing approximately 4.1% of the outstanding common stock of the Corporation after giving effect to the Stock Exchange, to Southwind Resources, Inc. ("Southwind") in satisfaction of prior obligations to Southwind. The shares transferred to Southwind were valued at the same price as that used in the Stock Exchange. At the time of the closing of the Reorganization, Mr. Cash had agreed with Shiloh Oil Corporation ("Shiloh") that he would transfer to Shiloh certain of the shares that he was to receive in the Stock Exchange in satisfaction of certain prior obligations that he owed to Shiloh. In late March 2003, Mr. Cash and Shiloh finally agreed on the number of shares to be transferred to Shiloh (50,000 shares) in satisfaction of Mr. Cash's prior obligations to Shiloh. This transaction was made effective as of November 7, 2002. The shares transferred to Shiloh were valued at the same price as that used in the Stock Exchange. Boothbay, Southwind and Shiloh are each accredited investors (as defined in Regulation D under the Securities Act of 1933).

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

      The information in the Schedule 13D is supplemented with the following information:

      As consented to by the Corporation, Mr. Cash transferred 50,000 shares of common stock of the Corporation to Shiloh Oil Corporation, effective as of November 7, 2002, in satisfaction of his prior obligations to Shiloh Oil Corporation. In connection with the transfer of shares of Common Stock to Shiloh, Shiloh agreed to be bound by the terms and conditions of the Voting


                                    9 of 12

Agreement dated as of November 7, 2002 (which has been filed as an exhibit to this Schedule 13D).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

      (a) No change.

      (b) No change.

      (c) No change.

      (d) No change.

      (e) No change.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            --------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

      No change.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

     Exhibit
     Number        Description
     -------       -----------
        1*         Statement of Joint Filing.

        2* Agreement and Plan of Reorganization dated as of November 7, 2002, by and among Quest Resource Corporation, STP Cherokee, Inc. and Jerry D. Cash (incorporated by reference from
                   Exhibit 2.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 18, 2002).

        3* Voting Agreement for Shares of Stock of Quest Resource Corporation dated as of November 7, 2002, by and among Quest Resource Corporation, Douglas L. Lamb and Jerry D. Cash (incorporated by reference from Exhibit 10.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 18, 2002).

        4* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Boothbay Royalty Company (incorporated by reference from Exhibit 10.2 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 18, 2002).

------------------------------------------------------------------------------
*     Previously filed.


                                    10 of 12

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 9, 2003                     /s/ Douglas L. Lamb
                                    ---------------------------------------
                                    Douglas L. Lamb


April 9, 2003                     /s/ Marsha K. Lamb
                                    ---------------------------------------
                                    Marsha K. Lamb


                                    CROWN PROPERTIES, LC


April 9, 2003                     By:    /s/ Marsha K. Lamb
                                           --------------------------------
                                    Name:  Marsha K. Lamb
                                    Title: Manager


April 9, 2003                     STP CHEROKEE, INC.

                                    /s/ Douglas L. Lamb
                                    ------------------------------------
                                    Douglas L. Lamb, President


April 9, 2003                     /s/ Jerry D. Cash
                                    ------------------------------------
                                    Jerry D. Cash


April 9, 2003                     /s/ James B. Kite, Jr.
                                    ------------------------------------
                                    James B. Kite, Jr.


                                    11 of 12

                                    BOOTHBAY ROYALTY COMPANY


April 9, 2003                     By: /s/ James B. Kite, Jr.
                                      -----------------------------
                                    Name:  James B. Kite, Jr.
                                    Title: President


                                 Page 12 of 12